Exhibit (a)(1)(F)
This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
September 1, 2006
NOTICE OF CHANGE IN INFORMATION
by
BARRICK GOLD CORPORATION
to its
OFFER TO PURCHASE FOR CASH
all of the outstanding Common Shares
(together with the associated SRP Rights issued
under the Shareholder Rights Plan) of
NOVAGOLD RESOURCES INC.
on the basis of
US$14.50 for each Common Share
Barrick Gold Corporation (“Barrick”) has offered (the “Offer”) to purchase all of the issued and outstanding common shares of NovaGold Resources Inc. (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of NovaGold (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share.
This Notice of Change in Information supplements the information contained in the Offer and accompanying circular (the “Original Offer and Circular”) dated August 4, 2006 with information about recent developments. The terms and conditions of the Offer remain unchanged.
THE OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (TORONTO TIME) ON
SEPTEMBER 15, 2006, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.

      Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents with CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “US Forwarding Agent”) at any of the offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on blue paper) that accompanied the Original Offer and Circular or a manually executed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or the US Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Questions and requests for assistance may be directed to the Information Agent, the Depositary, the US Forwarding Agent or the Dealer Managers. Their contact details are provided at the end of this document. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent, the Depositary or the US Forwarding Agent at their respective addresses provided at the end of this document and are available on SEDAR (www.sedar.com) or on the website of the SEC (www.sec.gov).
      No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Barrick, the Dealer Managers, the Information Agent, the Depositary or the US Forwarding Agent.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      Shareholders in the United States should be aware that the disposition of Common Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 17 of the Circular and “United States Federal Income Tax Considerations” in Section 18 of the Circular.
NOTICE TO HOLDERS OF OPTIONS OR WARRANTS
      The Offer is made only for Common Shares and is not made for any Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares that the holder will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.
      If a holder of Warrants does not exercise such Warrants before the Expiry Time, such Warrants will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry and exercise prices,

i

except that, to the extent permitted, after completion of any Compulsory Acquisition or Subsequent Acquisition Transaction a warrant to acquire Common Shares will become a warrant to receive the consideration offered for the applicable number of Common Shares pursuant to the Offer, as determined in accordance with the terms of the Warrant.
      The tax consequences to holders of Options or Warrants of exercising such securities are not described in “Canadian Federal Income Tax Considerations” in Section 17 of the Circular or “United States Federal Income Tax Considerations” in Section 18 of the Circular. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.
EXCHANGE RATES
      Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Change in Information refer to U.S. dollars. Canadian dollars are referred to as “Cdn.$”.
      The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Eight
	Months
	Ended	Year Ended December 31,
	August 31,
	2006	2005	2004	2003	2002

Average rate for period(1)	1.1348	1.2116	1.3015	1.4015	1.5704
Rate at end of period(2)	1.1066	1.1659	1.2036	1.2924	1.5796

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.
     On August 31, 2006, the noon rate of exchange as reported by the Bank of Canada for one US dollar expressed in Canadian dollars was Cdn.$1.1066.
FORWARD LOOKING STATEMENTS
      Certain information included herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in US dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which Barrick or NovaGold carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risk of diminishing quantities or grades of reserves; adverse changes in Barrick’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
      Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable Law.

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NOTICE OF CHANGE IN INFORMATION
September 1, 2006
TO: THE HOLDERS OF COMMON SHARES OF NOVAGOLD RESOURCES INC.
      This Notice of Change in Information supplements the Original Offer and Circular dated August 4, 2006 pursuant to which Barrick is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares of NovaGold, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for Common Shares, at a purchase price of $14.50 in cash per Common Share.
      Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Change in Information and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.
      The terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects, as supplemented by this Notice of Change in Information. This Notice of Change in Information should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
      All references to the “Offer and Circular” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Change in Information mean the Original Offer and Circular, as supplemented hereby.
1.   Recent Developments
      Since the date of Barrick’s Offer and Circular there have been a number of important developments relating to NovaGold and the Offer which are summarized below.
NovaGold Directors’ Circular
      On August 14, 2006, the board of directors of NovaGold issued their circular (the “Directors’ Circular”) recommending that Shareholders reject the Offer. On August 24, 2006, NovaGold issued a notice of change to the Directors’ Circular.
British Columbia Litigation
      On August 14, 2006, NovaGold served Barrick with a writ of summons and statement of claim regarding proceedings commenced by NovaGold in the Supreme Court of British Columbia (the “BC Claim”). In the BC Claim, NovaGold alleges that it gave confidential information to Barrick regarding: (i) the Pioneer Claim; and (ii) the exploration potential at NovaGold’s Galore Creek project (the “Galore Creek Project”), and that Barrick wrongfully used this confidential information in connection with making its competing bid for Pioneer and making the Offer, as well as related claims. NovaGold is seeking, among other things, a declaration that the shares of Pioneer acquired by Barrick pursuant to its bid for Pioneer and Barrick’s rights under a lock-up agreement entered into with certain Pioneer shareholders are held in trust for NovaGold.
      In the period from March to June 2006, during which Barrick and NovaGold were considering a potential asset swap transaction, Barrick and NovaGold had a number of discussions in which Barrick made it clear to NovaGold that Barrick wished to proceed using publicly available information and did not want to receive any confidential information from NovaGold. Barrick repeatedly refused NovaGold’s request that it sign a confidentiality and standstill agreement (which would have had the effect of restricting Barrick’s ability to make a bid for NovaGold) because it was important to Barrick that it be free to pursue an acquisition of NovaGold without NovaGold’s consent.
      The parties agreed to focus Barrick’s due diligence, discussions and information exchanges regarding the Galore Creek Project on non-confidential information, such that Barrick was not required to sign a confidentiality and standstill agreement and therefore discussions could continue between Barrick and NovaGold without Barrick being restricted from proceeding with a take-over bid for NovaGold. Barrick was comfortable proceeding in its discussions with NovaGold based on publicly available information because full, true and plain disclosure of all material facts respecting NovaGold and its assets was required to have been made by NovaGold in the prospectus filed by NovaGold in February 2006 (the “February 2006 Prospectus”) pursuant to which approximately Cdn.$200 million (or approximately US$175 million) of NovaGold Common Shares were issued at the price of $11.75 per Common Share. In addition, extensive information about the Galore Creek Project was also available in the Updated Preliminary Economic Assessment filed by NovaGold in October 2005. As the discussions regarding a potential asset swap transaction took place very shortly following the filing of the February 2006 Prospectus and the Updated Preliminary Economic Assessment, Barrick was not concerned that the absence of disclosure to Barrick of confidential information from NovaGold would hinder Barrick’s ability to consider the potential asset swap transaction.
Pioneer Claim
      With respect to NovaGold’s alleged disclosure of confidential information regarding the Pioneer Claim, as demonstrated below, NovaGold has publicly disclosed at various times that it believes the Pioneer Claim is without merit and that Pioneer’s interest in the Grace claims will not adversely affect the development of the Galore Creek Project:

•	“The Pioneer option agreement relates to sub-surface rights only. Subject to mining legislation, the surface rights related to the Grace claims rest with the Province of British Columbia, not with Pioneer.”
         “The claim by Pioneer is completely without merit and baseless.”

Source:	NovaGold October 18, 2005 Press Release entitled “Pioneer Lawsuit on Grace Property Without Merit”.

•	“Although [NovaGold] does not consider it essential that it own all or any portion of the Grace claims for the purpose of proceeding with the Galore Creek project, the acquisition of 100% of Pioneer’s interest in the Grace Property would facilitate the optimization of the development of the Galore Creek district.”

Source:	NovaGold offer to purchase Pioneer and accompanying circular dated June 19, 2006, p.21.

•	“NovaGold maintains that the Pioneer option agreement relates to subsurface rights only, and that use and access to the surface rights related to the Grace claims rests solely with the Province of British Columbia.”

Source:	NovaGold July 17, 2006 Press Release entitled “BC Government Confirms NovaGold’s Right to Continue Work on Pioneer’s Grace Claims”.

•	“NovaGold’s management and Board of Directors believe that Pioneer has no right, as the underlying mineral rights holder, to stop the Province of British Columbia from granting NovaGold surface rights in the area of its mineral claims. NovaGold made a bid for 100% of the shares of Pioneer because it believed that owning 100% of the Grace claims would facilitate the optimization of the development of the Galore Creek district.”

Source:	NovaGold Directors’ Circular dated August 12, 2006, pp.8-9.
      Well before any discussions between Barrick and NovaGold respecting the Pioneer Claim occurred, comprehensive disclosure regarding the Pioneer Claim had been made in the press releases and other disclosure documents filed by Pioneer and NovaGold together with the materials filed with the Court in connection with the Pioneer Claim. Barrick asserts that NovaGold did not disclose to Barrick any confidential information about the Pioneer Claim. Indeed, no such information has been identified by NovaGold. Furthermore, Barrick believes that NovaGold cannot substantiate an allegation that NovaGold gave Barrick meaningful confidential information about what NovaGold has repeatedly characterized as a baseless claim by Pioneer that will not adversely affect the development of the Galore Creek Project.
Galore Creek Project
      NovaGold also alleges that it gave Barrick a draft five-year exploration strategy document, which it characterizes as confidential, non-public information relating to the Galore Creek Project, and that Barrick wrongfully used this information. As indicated above, Barrick and NovaGold had a number of discussions between March and June 2006 in which Barrick made it clear that it did not want to receive confidential information from NovaGold. Barrick believes that NovaGold’s allegations relating to the disclosure to Barrick of confidential information about the exploration potential at Galore Creek involve a single e-mail that NovaGold sent to representatives of Barrick on June 16, 2006 attaching a draft five-year exploration strategy document. Barrick’s representatives who received the e-mail from NovaGold were concerned that the draft exploration strategy document might contain information that was not publicly available. Accordingly, no employee of Barrick read the draft exploration strategy document and the single paper copy of the document that had been printed after the e-mail was received was destroyed. The draft exploration strategy document was never used by Barrick to value either NovaGold or Pioneer or otherwise in connection with the Offer or Barrick’s bid for Pioneer, or for any other purpose whatsoever.
      Barrick believes the BC Claim is unfounded and a defensive tactic adopted by NovaGold in an attempt to impede or frustrate Barrick’s Offer. Barrick intends to vigorously defend the BC Claim, and is in the process of doing so.
Alaska Litigation
      A dispute exists between NovaGold and Barrick regarding the correct interpretation of the Donlin Creek Mining Venture Agreement (the “Donlin Agreement”) between subsidiaries of each of NovaGold and Barrick and, in particular, concerning Barrick’s right and ability to increase its interest in the Donlin Creek project (the “Donlin Creek Project”) from 30% to 70%. That dispute is described in the Original Offer and Circular under the heading “Background to the Offer” at pages 35 to 37 and in NovaGold’s Directors’ Circular under the heading “Analysis and Reasons for Rejecting the Offer” at pages 2 and 3. A copy of the Donlin Agreement has been filed by NovaGold and is available for review on SEDAR (www.sedar.com) or on the website of the SEC (www.sec.gov) or by using the procedures outlined in Schedule A.
      On August 25, 2006 NovaGold served Barrick with a complaint filed in the United States District Court for the District of Alaska (the “Alaska Complaint”) alleging, among other things, that Barrick has misrepresented both NovaGold’s interest in the Donlin Creek Project and Barrick’s right and ability to earn a 70% interest in the Donlin Creek Project. NovaGold’s allegations, including its allegations concerning its ownership interest in the Donlin Creek Project, are described in detail in NovaGold’s Verified Complaint and other pleadings filed by NovaGold in the Alaska litigation. The Alaska Complaint and all other pleadings filed by the parties describing the dispute between the parties in extensive detail are publicly available from the website of the United States District Court for the District of Alaska by using the procedures outlined in Schedule A.
      In a hearing on August 28, 2006, the District Court declined to issue a temporary restraining order requested by NovaGold and scheduled a September 6, 2006 hearing on NovaGold’s motion for a preliminary injunction requesting that Barrick be enjoined from proceeding with the Offer.
      Barrick understands the principal allegation of NovaGold in the dispute to be that Barrick will be unable to earn a 70% interest in the Donlin Creek Project on or before the contractual deadline of November 12, 2007.
      Under Section 5.3(a) of the Donlin Agreement, Barrick is required to meet the following requirements on or before November 12, 2007 in order to earn a 70% interest in the Donlin Creek Project:

(a)	fund $32 million of exploration and development expenditures on the Donlin Creek Project;

(b)	deliver to NovaGold a feasibility study for the Donlin Creek Project (a “Feasibility Study”) that complies with the requirements set out in the Donlin Agreement for what constitutes an acceptable Feasibility Study; and

(c)	obtain the approval of Barrick’s Board of Directors to construct a mine on the property with an anticipated production rate of not less than 600,000 ounces of gold or gold equivalent per year during the first five years after the commencement of commercial production.
The Donlin Agreement sets out in Section 1.22 a comprehensive definition of the term “Feasibility Study.” That definition reads as follows:

“Feasibility Study” means a report, which may be prepared either internally by the Manager or by an independent third party, to ascertain whether a deposit or deposits of Ores from the Property can profitably be extracted, treated and sold in circumstances that would provide reasonable long term returns to the Participants, at a rate of not less than 600,000 ounces of gold or gold equivalent per year during the first 5 years after commencement of Commercial Production, and shall include, without limiting the generality of the foregoing, (a) reasonable assessments of the size and quality of the minable reserves of Ore; (b) reasonable assessments of the amenability of the minerals to metallurgical treatment; (c) a mine plan and reasonable descriptions of the work, equipment and supplies required to bring the prospective Ore body or deposit of minerals into production, including beneficiation, environmental baseline, health and permitting requirements, and the estimated costs thereof; (d) a marketing plan for marketing products, and the assumed terms of sale and prices to be received; (e) conclusions and recommendations regarding the economic feasibility and timing for bringing the prospective Ore body or deposit of minerals into commercial production, taking into account items (a) through (d) above; and (f) such other information in such form and level of detail as may be appropriate and necessary to allow a bank or other lending institution familiar with the mining industry to make a decision as to whether to loan funds for such operations.

      Section 5.4(b) of the Donlin Agreement also provides that if by November 12, 2007, a Feasibility Study as required by the Donlin Agreement is completed and Board approval for the construction of a mine on the property has been obtained, not later than 120 days after completion of the Feasibility Study and board approval of a program for construction of a mine and related processing and ancillary facilities for producing products from the property, Barrick will prepare and deliver to NovaGold a proposed Construction Program and Budget (as defined in the Donlin Agreement) which will include plans and expenditures for taking the property to commercial production. Once the Construction Program and Budget is approved pursuant to the provisions of the Donlin Agreement, Barrick is obligated to use good faith and commercially reasonable efforts to assist NovaGold in obtaining third party financing for NovaGold’s share of the costs of the Construction Program and Budget, with NovaGold remaining fully responsible for funding its share of such costs.
NovaGold’s Position
      NovaGold takes the position in the NovaGold’s Directors’ Circular that under the provisions of the Donlin Agreement described above, it is impossible for Barrick to meet the requirement to deliver a Feasibility Study to NovaGold by the November 12, 2007 deadline and that Barrick’s Board of Directors cannot make a decision to construct a mine by that date on a basis that complies with the requirements of the Donlin Agreement. NovaGold asserts that the Feasibility Study envisioned by the Donlin Agreement requires Barrick, among other things, to have an environmental impact statement completed and major permits for a mine substantially in place by the November 12, 2007 deadline, because, they assert, the process of environmental review and permitting of new mine developments routinely results in material changes to project design and scope. NovaGold contends in its Directors’ Circular that the environmental review and permitting processes for the Donlin Creek Project have not been initiated with the appropriate government agencies, and that in NovaGold’s view it will be impossible for Barrick to substantially complete the environmental review and permitting processes and make a meaningful construction decision in the 15 months until the deadline. Accordingly, NovaGold believes that Barrick will be unable to increase its ownership position to 70%. In the Alaska Complaint NovaGold has alleged that Barrick, by its delay, has effectively elected not to exercise its right to earn a 70% interest in the Donlin Creek Project, thereby fixing NovaGold’s interest in the Donlin Creek Project at 70%. NovaGold has also asserted that the Donlin Agreement requires that construction of a mine be initiated within 120 days of the November 12, 2007 deadline, and that Barrick cannot do so given the current status of the environmental review and permitting processes. Again, for a more complete statement of NovaGold’s allegations, please refer to NovaGold’s Directors’ Circular, the Alaska Complaint and the other documents and pleadings filed in the Alaska litigation.
Barrick’s Position
      Barrick’s position is that NovaGold’s interpretation of the Donlin Agreement is not supported by language of the Donlin Agreement nor is it consistent with Barrick’s extensive experience with the preparation and use of feasibility studies in mine finance, permitting and development. Barrick believes that the relevant provisions of the Donlin Agreement are clear and unambiguous and do not require that an environmental impact statement be completed by the November 12, 2007 deadline nor that permits be in place or substantially in place by that deadline. In Barrick’s view it is sufficient for Barrick to have included in the Feasibility Study reasonable descriptions of the environmental baseline, health and other permitting requirements, including the estimated costs thereof, provided Barrick has reasonable grounds for believing that the required permits can be obtained in the ordinary course following a decision to construct a mine. Barrick has extensive experience financing, permitting and developing gold mines, having completed more than twenty such projects in the last two decades — more than any other mining company in the world. Based upon its experience Barrick believes that it will be in a position to deliver a Feasibility Study that meets the requirements of the Donlin Agreement by the November 12, 2007 deadline and satisfy any other requirements of the Donlin Agreement necessary for the vesting of a 70% interest in the Donlin Creek Project and it is diligently working to do so.
      In Barrick’s experience it is customary in the mining industry for feasibility studies, including those to be used for financing purposes, to be finalized well before final construction permits are obtained, because in many instances permits cannot be obtained (or in some instances applied for) until the feasibility study process has been completed. It is also common for changes to be made in project design in response to issues raised in the permitting process, which does not in any respect undermine the value or purpose of the Feasibility Study itself or diminish the ability of

Barrick’s Board to make a decision to construct a mine before the final terms of all permits and approvals are known to Barrick.
      Again, for a more complete statement of Barrick’s position please refer to Barrick’s Offer and Circular, the Alaska Complaint and the other documents and pleadings filed in the Alaska litigation.
Prior NovaGold Disclosures
      The essence of the Alaska Complaint filed by NovaGold appears to be that Barrick’s Original Offer and Circular contains material omissions and misrepresentations because it suggests that Barrick believes that it will be able to satisfy the requirements under the Donlin Agreement for Barrick to increase its interest in Donlin Creek from 30% to 70% while NovaGold alleges that it will not be possible for Barrick to meet those requirements within the required timeframe. Barrick believes that this allegation is unfounded and notes that, in fact, NovaGold itself has made numerous public disclosures since at least January 1, 2006 that are premised on Barrick’s ability to successfully satisfy the back-in requirements within the required timeframe. At no time prior to the commencement of the Offer has NovaGold publicly disclosed any concerns that Barrick would not be able to satisfy the back-in requirements.

•	“Donlin Creek is one of three priority development projects for Placer Dome and has the potential to be one of their largest operating mines at well below their average total cash cost. NovaGold shareholders should continue to see considerable added value from the Donlin Creek asset as the project advances from the current Pre-Feasibility stage into Feasibility and finally to a positive construction decision within the required November 2007 timeline. During the development period NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million.”

Source:	NovaGold website www.novagold.net, as of August 31, 2006.

•	“At the Donlin Creek project in 2005, Placer Dome spent US$14 million on drilling, Pre-Feasibility engineering design and environmental baseline data collection. Over 27,000 meters were drilled on the project in support of moving the project to Feasibility. In addition continued collection of baseline and environmental assessment data was completed for submission of permitting documents in 2006. Drilling has continued to confirm the geologic model and demonstrate expansion potential with over 3 million ounces of gold recently added to the resource.

With its purchase of the shares of Placer Dome, Barrick Gold Corp. (Barrick) assumes management of the Donlin Creek project under the terms of the Donlin Creek joint venture agreement. Drilling recommenced on the project in February 2006 starting with 4 diamond drills on site with the final program in 2006 anticipated being in excess of $30 million towards drilling, Feasibility studies and permitting. The Company is pleased with Barrick’s rapid progress with its transition team at Donlin Creek and steady advancement of this gold project towards a production decision by November 2007 under the terms of the agreement. As currently envisioned Donlin Creek would produce more than 1 million ounces of gold per year.”

Source:	NovaGold February 28, 2006 Press Release entitled “Year End Financial Results and Project Development Update”.

•	“In 2002, the Company earned title to a 70% joint venture interest in Donlin Creek, with Placer Dome holding the remaining 30% joint venture interest. Placer Dome has a back-in right to acquire an additional 40% interest in the project. In order for Placer Dome to earn an additional 40% interest, Placer Dome must spend US$32 million toward project development, complete a bankable feasibility study and receive the approval of its board of directors by November 2007 to construct a mine on the property that would produce not less than an average of 600,000 ounces of gold per year over the first five years of operations. During the development period, NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million. Additionally, if Placer Dome expends US$32 million prior to completing the bankable feasibility study, NovaGold has the right to request that Placer Dome advance NovaGold’s portion of the excess expenditures until the bankable feasibility study is complete. If construction is commenced, Placer Dome has agreed to assist NovaGold in obtaining third party financing for NovaGold’s share of the costs of the construction.

In February 2003, Placer Dome elected to become manager of the Donlin Creek joint venture and to initiate development work such that Placer Dome would be in a position to approve the construction of a mine on the property by November 2007, which would earn Placer Dome a total 70% interest in the project under its back-

in right, with the Company holding the remaining 30%. If both the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decrease to 25.5%.”

Source:	NovaGold February 2, 2006 Supplemented Short Form Prep Prospectus, pp.8-9.

•	“Since 2003, Placer Dome has completed a series of engineering studies to refine the economic parameters of the Donlin Creek project for power, logistics and processing. During this period, Placer Dome has also continued environmental baseline studies and continued refining the layout and design of the mine facilities. Placer Dome is currently completing a pre-feasibility level study on the project in preparation for the final feasibility study and the start of the mine permitting process. Placer Dome budgeted US$13 million for expenditures at Donlin Creek in 2005 with a significant component dedicated to in-fill drilling to upgrade resources to the measured and indicated categories along with on-going engineering and environmental studies.”

Source:	NovaGold February 2, 2006 Supplemented Short Form Prep Prospectus, p.10.

•	“Placer Dome and Calista each retain back-in rights on the Donlin Creek project which, if exercised, could dilute NovaGold’s interest in the project.

The Company has earned a 70% interest in the Donlin Creek project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista, have each retained a right to reacquire a portion of the project. With respect to Placer Dome, this right allows it to increase its current 30% interest to 70%. With respect to Calista, an interest between 5% to 15% can be acquired at the time of project development. If the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek project would decline to 25.5%.”

Source:	NovaGold February 2, 2006 Supplemented Short Form Prep Prospectus, p.21.

•	“The Company’s 70% interest in Donlin Creek is held though a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a positive decision on or before November 2007 to construct a mine on the property. A bankable feasibility study is a comprehensive analysis and assessment of a project’s economics used by the banking industry for financing purposes. Final planning is underway for the Feasibility drill program scheduled to begin in February 2006.”

Source:	NovaGold January 20, 2006 Press Release entitled “Donlin Creek Project Gold Resources Expanded by 3 Million Ounces”.

•	“A Preliminary Assessment by AMEC was completed in March 2002 (AMEC 2002b). Placer Dome is undertaking a prefeasibility study using the January 19, 2006 resource model. The study is schedule [sic] for completion in June 2006. Once it is completed it is expected that Placer Dome will initiate a feasibility study with completion expected prior to November 2007.”

Source:	Donlin Creek Project 43-101 Technical Report dated January 20, 2006, p.19-1.

•	“NovaGold’s joint venture partner at Donlin Creek is Placer Dome US. On March 15, 2006 Barrick Gold Corp (Barrick) acquired all of the shares of the parent of Placer Dome US. NovaGold’s rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick’s acquisition of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold’s share, assuming 30% of the budget, would be approximately US$8 million.”

Source:	NovaGold Q1 Management Discussion & Analysis (dated April 12, 2006) and Interim Consolidated Financial Statements, p.3; NovaGold April 13, 2006 Press Release entitled “NovaGold Announces Q1 Earnings”.

•	“The State of Alaska has assigned members of their large mine permit team to the Donlin Creek project and is closely working with the Joint Venture. With recent positive initiatives by the State of Alaska to streamline permitting and with strong support from Calista Corporation and The Kuskokwim Corporation, the two

Alaska Native Corporations that own the sub-surface and surface rights to the property, the project is well positioned to move through the permitting process in a timely manner. Other factors supporting a smooth permitting process include the project’s relatively dry interior climate, easily accessable [sic] terrain, minimal impact to species and habitats and significant economic benefits to the region from the development of the Donlin Creek mine.”

Source:	NovaGold 2005 Annual Report (filed May 11, 2006), p.16.

•	“NovaGold’s joint venture partner at Donlin Creek is Placer Dome US. On March 15, 2006 Barrick Gold Corp (Barrick) acquired all of the shares of the parent of Placer Dome US. NovaGold’s rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick’s acquisition of Placer Dome Inc. Barrick has given notice to NovaGold that Placer Dome US (Barrick) has met the US$32 million expenditure requirement at Donlin Creek. NovaGold has accepted this notice subject to review and audit. Barrick has presented a budget of US$57 million, including approximately 80,000 meters of drilling for Donlin Creek for calendar 2006. Subject to any adjustment that may come from the audit of the US$32 million expenditures, NovaGold’s share will be approximately US$15 million. NovaGold expects to request that this US$15 million be advanced by Barrick on the Company’s behalf as allowed in the joint venture agreement.”

Source:	Q2 Management Discussion & Analysis (dated July 12, 2006) and Interim Consolidated Financial Statements, p.4.
      In each case above, the emphasis has been added. In addition, the defined terms used in these extracts are defined in their source documents. In some cases the disclosure above refers to Placer Dome. Barrick acquired control of Placer Dome in January 2006 and acquired 100% of Placer Dome in the first quarter of 2006. There are numerous other similar statements made by NovaGold in its public disclosure documents filed during this period.
      The disclosure set out above includes extracts from the February 2006 Prospectus pursuant to which approximately Cdn.$200 million (or approximately US$175 million) of NovaGold Common Shares were issued at a price of $11.75 per Common Share. NovaGold had a statutory obligation to include in that prospectus full, true and plain disclosure of all material facts relating to NovaGold and its assets. Nowhere in the prospectus is there any suggestion that Placer Dome (now Barrick) cannot or is in any way unlikely to be able to successfully increase its interest in the Donlin Creek Project from 30% to 70% in accordance with the back-in requirements. In fact, the prospectus included a summary of NovaGold’s interests in mineral resources at its various projects which assumed successful completion of the back-in and therefore showed NovaGold’s interest in the Donlin Creek Project as 30%.
      Barrick believes that until the announcement of the Offer by Barrick on July 24, 2006, NovaGold has consistently taken the position in every public document it has filed that Placer Dome and now Barrick will successfully complete the back-in requirements under the Donlin Agreement and increase its interest in the Donlin Creek Project from 30% to 70%. NovaGold now asserts in the Alaska Complaint that by making disclosures to that same effect in the Original Offer and Circular, Barrick has made material misrepresentations to the NovaGold Shareholders.
      Barrick believes that the Alaska Complaint is unfounded and, like the BC Claim, is a defensive tactic adopted by NovaGold in an attempt to impede or frustrate Barrick’s Offer. Barrick is vigorously defending the Alaska Complaint.
NovaGold’s August 24, 2006 Resource Press Release
      On August 24, 2006, NovaGold issued a press release (the “Resource Press Release”) announcing a 14% increase in measured and indicated gold resources, a 55% increase in measured and indicated silver resources and a 25% increase in measured and indicated copper resources. With respect to one of NovaGold’s principal projects, Donlin Creek, it appears that the increase in reported measured and indicated resources is based solely on changes to the assumptions underlying NovaGold’s previous resource calculations, including those used in the February 2006 Prospectus, and not on any new exploration data or information. The new, more aggressive assumptions made by NovaGold to generate the increased resources at the Donlin Creek Project are described below.
      NovaGold’s prior resource estimate for the Donlin Creek Project was based on an assumed gold price of $400 per ounce, a 1.2 grams per tonne (“g/t”) cut-off grade (based on an assumed 30,000 to 40,000 tonne per day (“tpd”) processing mill) and a pit model generated by using a $450 per ounce gold price. The new resource estimate assumes a gold price of $500 per ounce, a 0.76 g/t cut-off grade (based on an assumed 60,000 tpd processing mill) and a pit model generated by using a $500 per ounce gold price.

      The optimal throughput rate for the Donlin Creek mill is currently being determined. The 60,000 tpd mill assumed for the purposes of generating the increased resources reported in the Resource Press Release is significantly higher than the range of throughput rates currently expected for the Donlin Creek mill, as described in the technical report dated January 20, 2006 filed on SEDAR by NovaGold (the “Donlin Technical Report”).
      In the Resource Press Release, NovaGold indicates that the increased resource estimate is the subject of NovaGold’s previously filed Donlin Technical Report. While the drill hole results and model used to calculate the new resource estimate are the same as those used in the Donlin Technical Report, the increased throughput rate and decreased cut-off grade are not consistent with the Donlin Technical Report. In particular, the high assumed throughput rate would result in significant additional dilution and ore loss, neither of which is discussed in the Donlin Technical Report.
      In Barrick’s view, it is highly questionable for NovaGold to suggest to its Shareholders that NovaGold has now determined in the face of Barrick’s Offer that there has been a substantial increase in the resources at the Donlin Creek Project when that increase has been generated entirely through a modification of the assumptions as to gold price, cut-off grade and processing capacity, when there is no technical report that supports this change of assumptions and when the changes suggested by NovaGold are inconsistent with the current development plan for the Donlin Creek Project.
      In the Resource Press Release and in its Directors’ Circular, NovaGold also touts recent drill results near the Acma deposit as indicating a “major new discovery”. There is nothing to suggest that the drill hole represents a “major new discovery” as suggested by NovaGold. In fact, to determine whether there is any body of mineralization in the area of this drill hole which has any potential for economic recovery would require a lengthy and expensive drill program. No determination has been made as to whether such a drill program should be commenced, either in the 2007 drilling season or thereafter.
2.   Time for Acceptance
      The Offer is still open for acceptance until 6:00 p.m. (Toronto time) on September 15, 2006, unless extended or withdrawn. See “Time for Acceptance” in Section 2 of the Offer.
      Subject to the limitations hereafter described, Barrick reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension to the Depositary at its principal office in Toronto, Ontario. Barrick shall, as soon as possible after giving notice of an extension, make a public announcement of the extension to the extent and in the manner required by applicable Laws. Such announcement (which shall include disclosure of the approximate number of Common Shares deposited to date) will be made promptly and no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next US Business Day after the previously scheduled Expiry Date and (ii) the first opening of the AMEX on the next trading day after the previously scheduled Expiry Date.
      Barrick may elect to provide for a subsequent offering period, which is an additional period of time starting after the first date upon which Common Shares are taken up by Barrick, during which Shareholders may accept the Offer. If Barrick elects to provide for a subsequent offering period, it will make a public announcement, pursuant to applicable Law, by issuing a press release to that effect announcing also the approximate number and percentage of Common Shares deposited to date on or before the next US Business Day after the first day on which Barrick takes up or acquires Common Shares pursuant to the Offer. Barrick will immediately begin the subsequent offering period.
3.   Manner of Acceptance
      Common Shares may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.
4.   Take Up and Payment for Deposited Common Shares
      Upon the terms and subject to the conditions of the Offer, Barrick will take up and pay for Common Shares validly deposited to the Offer and not withdrawn as set out in Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

5.   Withdrawal of Deposited Common Shares
      Shareholders have a right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.
      Common Shares deposited under the Offer will be deemed withdrawn upon receipt by the Depositary or the US Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal which specifies the name of the depositing Shareholder, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the depositing Shareholder, (i) at any time before the Common Shares have been taken up by Barrick under the Offer (including any Common Shares deposited during any subsequent offering period), (ii) if the Common Shares have not been paid for by Barrick within three business days after having been taken up, (iii) up until the tenth day following the day Barrick files a notice announcing that it has changed or varied the Offer unless, among other things, prior to filing the notice Barrick had taken up the Common Shares or the change in the Offer consists solely of an increase in the consideration offered and the Offer is not extended for more than ten days or the change in the Offer consists solely of the waiver of a condition of the Offer, and (iv) if Barrick has not taken up the Common Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until Barrick does take up the Common Shares.

6.	Consequential Amendments to the Original Offer and Circular and Other Documents
      The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the information contained in this Notice of Change in Information.
7.   Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
8.   Directors’ Approval
      The contents of this Notice of Change in Information have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Barrick Board of Directors.

APPROVAL AND CERTIFICATE
      The contents of this Notice of Change in Information have been approved, and the sending thereof to the securityholders of NovaGold has been authorized, by the Board of Directors of Barrick.
      The foregoing, together with the Offer and Circular dated August 4, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular dated August 4, 2006, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are subject to the Offer.
DATED: September 1, 2006

(signed) Gregory C. Wilkins President and Chief Executive Officer	(signed) Jamie C. Sokalsky Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Peter Munk Director	(signed) C. William D. Birchall Director

SCHEDULE A
PROCEDURES TO ACCESS DOCUMENTS FROM WEBSITE
OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF ALASKA
1. Register for PACER. The PACER Service Center is the US Federal Judiciary’s centralized registration, billing, and technical support center for electronic access to US District, Bankruptcy, and Appellate court records. On http://pacer.psc.uscourts.gov, register by completing the on-line registration form (including providing billing information). Login information and instructions to retrieve your password will be e-mailed (the “Introductory E-mail”) to the e-mail address you provide in your on-line registration form.
2. Access Filings. After you have login information and your password, from the website http://pacer.psc.uscourts.gov click on the “Links to PACER Web Sites” link, then click on the “Alaska District Court — ECF” link under the heading “U.S. District Courts” and then click on the “District of Alaska — Document Filing System” link. You will be prompted to enter your login and password. Once you have accessed the Alaska District Court’s Filing System, click on “Query”, enter the word “Barrick” in the “Last Name” field and click on “Run Query”, which will access a series of links related to the Alaska Complaint. Click on the “Docket Report” link and then click on “Run Report” without inserting any information in the form. This will generate a report that includes a complete listing of all court documents related to the Alaska Complaint that have been filed. From that listing, you can obtain an electronic copy of the various documents (for a fee) using the relevant links. If you have any problems or questions, you can contact PACER at (210) 301-6440 or by email at pacer@psc.uscourts.gov.
      Note that it takes 24 hours for your login and password to become effective. Alternatively, you can use the link contained in your Introductory E-mail for immediate access by following the applicable instructions.

A-1

The Depositary for the Offer is:
CIBC Mellon Trust Company

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: 416-643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
The US Forwarding Agent for the Offer is:
Mellon Investor Services LLC

By Mail, by Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor New York, New York 10271 Toll Free: 1-800-777-3674
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.
161 Bay Street, BCE Place P.O. Box 500 Toronto, Ontario M5J 2S8	300 Madison Avenue New York, New York 10017
Telephone: 416-594-7180	Telephone: 212-667-7163
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-489-3151
Banks and Brokers Call Collect: 212-440-9800
Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary, the US Forwarding Agent, the Dealer Managers or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.